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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ONE)*

                        HEFTELL BROADCASTING CORPORATION
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   422799 10 6
                                 (CUSIP Number)

       Frederick W. Gartside, Esq., c/o Jeffer, Mangels, Butler & Marmaro, 2121 Avenue of the Stars, 10th Floor, Los Angeles, California 90067
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 1, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

- -------------------                                       ----------------------
CUSIP NO. 16444H102                                       PAGE  2  OF      PAGES
- -------------------                                       ----------------------
- --------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Carl Parmer
- --------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                       (b) / /
- --------------------------------------------------------------------------------
 3       SEC USE ONLY

- --------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

              Not applicable
- --------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /
- --------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
- --------------------------------------------------------------------------------
  NUMBER OF     7      SOLE VOTING POWER
    SHARES              581,070
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY     8      SHARED VOTING POWER
     EACH
  REPORTING                -0-
    PERSON     -----------------------------------------------------------------
     WITH       9      SOLE DISPOSITIVE POWER

                            581,070
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER

                            -0-
- --------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          581,070
- --------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
- --------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.55%
- --------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

             IN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.    SECURITY AND ISSUER

           (a)  Class A Common Stock

           (b) Heftel Broadcasting Corporation (the "Company"), 6767 West Tropicana Avenue, Las Vegas, Nevada 89103

ITEM 2.    IDENTITY AND BACKGROUND

           (a)  Carl Parmer

           (b)  6767 West Tropicana Avenue
                Las Vegas, Nevada 89103

           (c) President, Co-Chief Executive Officer, and a director of the Company, an operator of Spanish language radio stations and networks, 6767 West Tropicana Avenue, Las Vegas, Nevada 89105

           (d)  Not Applicable

           (e)  Not Applicable

           (f)  U.S.A.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           On January 24, 1995 Carl Parmer acquired 160,000 shares of Class A Common Stock of the Company by exercising a warrant (the "Warrant"). Pursuant to the terms of the notice of exercise, dated January 25, 1994 (the "Notice"), Mr. Parmer agreed to pay the exercise price in full of $1,680,000 (the "Exercise Price") on or before June 30, 1995 (the "Due Date").

           Mr. Parmer has granted to the Company a first priority security interest in the shares acquired pursuant to the Warrant as security for the performance of his obligations to pay the Exercise Price on or before the Due Date. On the Due Date, the Exercise Price was paid by delivery of a 10 year promissory note executed by Mr. Parmer and which (1) bears interest at the interest rate which avoids imputed interest for Federal income tax purposes, (2) is secured by collateral mutually determined by the Company and Mr. Parmer and (3) has such terms mutually determined by the Company and Mr. Parmer.

ITEM 4.    PURPOSE OF THE TRANSACTION

           Carl Parmer exercised the Warrant to increase domestic ownership of the Company's capital stock.

           Carl Parmer's exercise of the Warrant is not to effect any other purpose stated in the instructions to Item 4.

           See also Item 5.

ITEM 5.    INTEREST IN SECURITIES OF THE COMPANY

           (a) In the aggregate, Mr. Parmer beneficially owns 581,070 shares of the Company, including 413,026 shares of Class B Common Stock which are convertible to Class A Common Stock of the Company at any time at the option of the holder and 8,044 shares underlying a Class A Common Stock option which is currently exercisable at $15.24 per share. Such 581,070 shares represents 8.55% of the Class A Common Stock. The option covers a total of 48,264 shares of Common Stock exercisable at $15.24.

           (b) Carl Parmer has sole voting and investment power over all 581,070 shares.

           (c)  Not applicable except as discussed below.

           (d)  Not Applicable.

           (e)  Not Applicable.

           Recent Developments

           This amendment to this Schedule 13D relates to the offer ("Offer") by Clear Channel Radio, Inc., a Nevada corporation ("Clear Channel") disclosed in a Tender Offer Statement on Schedule 14D-1 filed on June 7, 1996 (the "Schedule 14D-1"), to acquire all of the outstanding shares of the Company's Class A and Class B Common Stock (collectively, "Common Stock") and shares of Common
Stock subject to outstanding warrants or options through a Tender Offer Agreement for a price of $23 per share (the "Offer Price"), and to purchase the shares of Common Stock held by Mr. Parmer through a separate Stockholder Purchase Agreement at $23 per share.

           Pursuant to a Tender Offer Agreement, dated June 1, 1996, between the Company and Clear Channel, as amended by Amendment No. 1 dated June 6, 1996, (collectively, the "Offer Agreement"), each option to purchase Class A Common Stock of the Company listed on a schedule attached to such Agreement outstanding immediately prior to the Closing Date shall be accelerated to provide it is exercisable in full on the Closing Date, including an option for 48,264 shares of Class A Common Stock exercisable at $15.24 per share held by Mr. Parmer. Such options not exercised before the Closing Date will be deemed exercised on the Closing Date and the shares of Company common underlying such option will be deemed to have been tendered in the Offer and accepted by Clear Channel. In settlement of such tenders so accepted, on the Closing Date, Clear Channel shall pay to the Company the exercise price for such options and shall pay to Mr. Parmer an amount equal to the Offer Price less the exercise price for such options. The Offer Agreement provides the Company and the Company Subsidiaries shall take such action as may be permitted under the Company's Stock Option Plan and/or the terms of the options to accelerate the vesting of the right to purchase all shares of Class A Common Stock subject to options on the Closing Date and shall comply with all requirements regarding income tax withholding in connection therewith.

                The following is a summary of the material terms of the Stockholder Purchase Agreement, dated June 1, 1996, (the "Stockholder Purchase Agreement") among Clear Channel, Carl Parmer, Cecil Heftel and members of Cecil Heftel's family who own shares of Class B Common Stock or Series A Preferred Stock of the Company as it affects Mr. Parmer. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as an Exhibit to Clear Channel's Schedule 14D-1.

                Purchase. Pursuant to the Stockholder Purchase Agreement, Mr. Parmer agreed to sell his shares of the Common Stock set forth on an Exhibit to the Stockholder Purchase Agreement (collectively, the "Shares") to Clear Channel at the price of $23.00 per share.

                Representations and Warranties. In the Stockholder Purchase Agreement, Mr. Parmer made representations and warranties that the Stockholder Purchase Agreement is a valid and binding obligation of his, the execution and delivery of the Stockholder Purchase Agreement and the consummation of the transactions contemplated thereby do not violate any agreements, notes, leases, permits, licenses, judgments, orders, decrees or laws, no consent of a governmental authority is necessary for him to execute and deliver the Stockholder Purchase Agreement and consummate the transactions contemplated thereby, he has good title to the Shares and upon the sale thereof Clear Channel will acquire good title free and clear of all encumbrances and he does not own any Common Stock other than the Shares. In the Stockholder Purchase Agreement, Clear Channel represents and warrants that it has the corporate power and authority to execute the Stockholder Purchase Agreement, the Stockholder Purchase Agreement is a valid and binding obligation of Clear Channel, Clear Channel is acquiring the Shares for investment only and not with a view to any public distribution thereof and Clear Channel will not offer to sell or otherwise dispose of the Shares in violation of any registration requirements of the Securities Act of 1933, as amended.

                Covenants of Mr. Parmer. Mr. Parmer made the following covenants in the Stockholder Purchase Agreement:

                    (a) He agreed in his capacity as a selling stockholder, until the termination of the Stockholder Purchase Agreement, not to

                        (i) sell, transfer, pledge, assign or otherwise dispose of, or tender or agree to tender into any tender offer with respect to, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of his Shares to any person other than Clear Channel or Clear Channel's designee;

                        (ii) acquire any additional shares of Common Stock without the prior consent of Clear Channel;

                        (iii) deposit any Shares into a voting trust or grant a proxy or enter into a voting agreement with respect to any Shares;

                        (iv) hold discussions with any person other than Clear Channel and it's affiliates with respect to any offer or potential offer for the Shares other than the Offer; or

                        (v) solicit, encourage or take any other action to facilitate (including by way of furnishing information) any inquires or proposals for any merger or consolidation involving the Company, the acquisition of any shares of the Common Stock or the acquisition of all or substantially all the assets of the Company by any person other than Clear Channel or its sole stockholder.

                (b) To notify Clear Channel promptly and to provide all details requested by Clear Channel if he shall be approached or solicited, directly or indirectly, by any person with respect to any matter described in clauses (a)(iv) or (a)(v) above.

                (c) Unless the Stockholder Purchase Agreement has been terminated or Clear Channel has purchased all the Shares, at any annual or special meeting of the stockholders of the Company and in any action by written consent of the stockholders of the Company, he will vote his Shares against any action or agreement which would result in a breach of any representation, warranty or covenant of the Company in the Tender Offer Agreement or which would otherwise, in the sole judgment of Clear Channel, impede, interfere with or attempt to discourage the Offer.

                Conditions to Obligations of Mr. Parmer. The obligations of Mr. Parmer to consummate the transactions contemplated by the Stockholder Purchase Agreement are subject to the fulfillment on or prior to the date of the closing of the transactions contemplated by the Stockholder Purchase Agreement (the "Closing Date") of each of the following conditions:

                    (a) the amounts set forth in Paragraph 1 of the Agreement Not to Compete entered into between the Company and Mr. Parmer, dated June 1, 1996, shall have been paid.

                    (b) the amounts set forth in Paragraph 1 of the Settlement Agreement between the Company and Mr. Parmer, dated June 1, 1996, shall have been paid.

                    Conditions to Obligations of Clear Channel. The obligations of Clear Channel to consummate the transactions contemplated by the Stockholder Purchase Agreement shall be subject to the fulfillment on or prior to the Closing Date of each of the following conditions:

                    (a) The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or terminated.

                    (b) The consent of the Federal Communications Commission ("FCC") shall have become a final order; provided, however, if the primary lenders for Clear Channel do not require that the FCC consent becomes a final order in order to consummate the closing of the transactions contemplated by the Stockholder Purchase Agreement (the "Closing"), then Clear Channel's condition shall be that the FCC shall have granted the FCC consent and shall have given public notice of the grant of the FCC consent. Notwithstanding the foregoing, in the event at the Closing the application for renewal of the license for WAMR-FM, Miami, Florida remains pending or has not become a final order, the parties agreed the Closing shall occur.

                    (c) No temporary restraining order, preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission shall be in effect which restrains or prohibits the transactions contemplated by the Stockholder Purchase Agreement.

                    (d) All representations and warranties of Mr. Parmer contained in the Stockholder Purchase Agreement shall be true and correct in all material respects at and as of the Closing Date, except those representations and warranties which address matters only as of a particular date shall remain true and correct in all material respects as of such date. Mr. Parmer shall have performed in all material respects all agreements and covenants required by the Stockholder Purchase Agreement to be performed by him prior to or at the Closing Date.

                    Termination. The Stockholder Purchase Agreement may be terminated, by written notice promptly given to the other parties hereto, at any time prior to the Closing Date:

                    (a) by mutual written consent of all of the parties thereto;

                    (b) by Mr. Parmer as to his individual obligations if the Company is able to terminate the Tender Offer Agreement pursuant to any of subparagraphs 8.1(b), (c), (d), (f), or (g) of the Tender Offer Agreement; and

                    (c) by Clear Channel if Clear Channel has terminated the Tender Offer Agreement pursuant to any of subparagraphs 8.1(b), (c), (d), (e), or (g) of the Tender Offer Agreement.

                    Agreement Not To Compete and Settlement Agreement. On December 1, 1993, the Company entered into ten- year Employment Agreements with Mr. Parmer under which he is entitled to receive a base annual salary of $500,000 and bonuses based on the performance of the Company. Under such Employment Agreement, if the Company terminates the employment of Mr. Parmer without cause, he will be entitled to receive a lump sum payment equal to the present value of all amounts remaining to be paid by the Company to him under his Employment Agreement. For purposes of calculating future bonuses, the Company will be deemed to have achieved the performance level necessary to pay the maximum bonus.

                    Clear Channel has informed Mr. Parmer that it intends to cause the Company to terminate his employment, without cause, immediately following the purchase of Shares pursuant to the Stockholder Purchaser Agreement.

                    Concurrently with the execution of the Stockholder Purchase Agreement, Mr. Parmer entered into an Agreement Not To Compete (the "Agreement Not To Compete") and a Settlement Agreement (the "Settlement Agreement") with the Company, dated June 1, 1996. The total amount to be paid to Mr. Parmer under his Settlement Agreement and Agreement Not To Compete does not exceed the present value of all amounts remaining to be paid by the Company under his Employment Agreement.

                    The Agreement Not To Compete provides he agrees that for a period of five years commencing on the Closing Date, without the prior written consent of the Company, he will not, directly or indirectly, own (except that he may own securities which constitute not more than five percent (5%) of a publicly traded company's issued and outstanding capital stock), work for, act as consultant or advisor to, manage, operate, or control or participate in the ownership, management, operation or control of, any radio station in the markets set forth in the Agreement Not To Compete which broadcasts predominantly in Spanish. In consideration of this Agreement Not To Compete, on the Closing Date, the Company agreed to pay $4.5 million to Mr. Parmer. Clear Channel guaranteed the obligations of the Company under the Agreement Not To Compete.

Pursuant to the Settlement Agreement, the employment by the Company of Mr. Parmer will terminate immediately following the purchase of Shares and the Company will pay to Mr. Parmer $6,941,960 in exchange for releases by Mr. Parmer from any claims resulting from termination of his Employment Agreement with the Company. Clear Channel guaranteed the obligations of the Company under the Settlement Agreement.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUE.

           None. See Items 3 and 5.

ITEM 8.    MATERIAL TO BE FILED AS EXHIBITS

           (a)    Exercise Notice dated January 24, 1995.*

           (b)(1) Tender Offer Agreement, dated June 1, 1996, between the Company and Clear Channel, incorporated herein by reference to Exhibit 99(c)(1) to Clear Channel's Schedule 14D-1, filed on June 7, 1996.

           (b)(2) Amendment No. 1 to Tender Offer Agreement, dated June 6, 1996, incorporated herein by reference to Exhibit 99(c)(9) to Clear Channel's Schedule 14D-1, filed on June 7, 1996.

           (c) Stockholder Purchase Agreement, dated June 1, 1996, between Clear Channel and certain stockholders of the Company, including Carl Parmer, incorporated herein by reference to
                  Exhibit 99(c)(2) to Clear Channel's Schedule 14D-1, filed on June 7, 1996.

           (d) Agreement Not To Compete, dated June 1, 1996, between the Company and Carl Parmer, incorporated herein by reference to Exhibit

- ----------------
  *  Previously filed

                  99(c)(4) to Clear Channel's Schedule 14D-1, filed on June 7, 1996.

           (e) Settlement Agreement, dated June 1, 1996, between the Company and Carl Parmer, incorporated herein by reference to Exhibit 99(c)(6) to Clear Channel's Schedule 14D-1, filed on June 7, 1996.

           (f) Letter Agreement of Carl Parmer, dated June 6, 1996, incorporated herein by reference to Exhibit 99(c)(10) to Clear Channel's Schedule 14D-1, filed on June 7, 1996.

Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 1996

                                                    /s/ Carl Parmer
                                                    --------------------------
                                                    Carl Parmer


                                      -20-